Rama Padmanabhan

+1 858 550 6024

padmanabhan@cooley.com

December 27, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas P. Panos

Re:	Synthorx, Inc.

Schedule 14d-9 filed by Synthorx, Inc. on December 9, 2019

File No. 005-90741

Dear Mr. Panos:

On behalf of Synthorx, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 23, 2019 (the “Comment Letter”), relating to the above referenced Schedule 14d-9 filed with the Commission on December 9, 2019 (the “Original Filing”).

In response to the Comment set forth in the Comment Letter, the Company is filing via EDGAR an amendment to the Original Filing (the “Amended Filing”) on the date of this response letter.

For ease of reference, set forth below is the Company’s response to the Comment. The number of the paragraph below corresponds to the number of the Comment, which, for your convenience, we have incorporated into this response letter.

Schedule 14d-9

1.

The Form 8-K filed under cover of Schedule 14D-9 refers to three exhibits: Exhibit 2.1 (Agreement and Plan of Merger, dated as of December 7, 2019, by and among Synthorx, Inc., Sanofi and Thunder Acquisition Corp.), Exhibit 99.1 (Joint Press Release of Sanofi and Synthorx, Inc., dated December 8, 2019) and Exhibit 99.2 (Letter to Synthorx, Inc. employees, first made available on December 8, 2019). While those three exhibits were attached to the Form 8-K filed on December 9, 2019, they were not attached to, or incorporated by reference into, the Schedule 14D-9. Although General Instruction A.2. to Form 8-K states that a Form 8-K filing which includes pre-commencement tender offer communications will be deemed filed under certain rules such as Rule 14d-2(b), neither the instruction nor the cover page of Form 8-K provides that Form 8-K may be used to perfect compliance with Rule 14d-9(a) with respect to communications made in advance of tender offer commencement. Please explain to us the legal basis upon which Synthorx relied to exclude those exhibits from the Schedule 14D-9, and how the exclusion thereof complies with Rule 14d-9(a)(2). Refer also to General Instruction B. to Rule 14d-101.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the Amended Filing to include the three specified exhibits that were separately filed on Form 8-K on December 9, 2019 and that were referenced in the Original Filing.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

December 27, 2019

Page Two

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Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6024 with any questions or further comments regarding our response to the Comment.

Sincerely,

/s/ Rama Padmanabhan
Rama Padmanabhan
Cooley LLP

cc:	Laura K. Shawver, Ph.D., Synthorx, Inc.

Kenneth J. Rollins, Esq., Cooley LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com